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                            January 25, 2023

       Rick Sullivan
       Chief Financial Officer
       Senseonics Holdings, Inc.
       20451 Seneca Meadows Parkway
       Germantown, MD 20876-7005

                                                        Re: Senseonics
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 10,
2023
                                                            File No. 333-269177

       Dear Rick Sullivan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       The Senseonics Holdings, Inc. 2023 Commercial Equity Plan and The Securities We May Offer,
       page 6

   1. We note your disclosure that certain employees of Ascensia Diabetes Care Holdings AG, a Swiss company, are
eligible to receive awards under the Plan. We also note your risk factor disclosure
starting on page 52 of your Form 10-K for the fiscal year ended
                                                        December 31, 2022 about
risks related to your legal and regulatory environment as well as your risk factor on
page 64 discussing the exclusive forum provision in your charter.
                                                        Please clarify whether
you plan to issue securities to foreign investors as part of this offering and if so,
what consideration you have given to providing any further disclosure about material risks to
these investors.
 Rick Sullivan
Senseonics Holdings, Inc.
January 25, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Ansart at 202-551-4511 or Abby Adams at 202-551-6902 with any questions.



                                                           Sincerely,

FirstName LastNameRick Sullivan                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameSenseonics Holdings, Inc.
                                                           Services
January 25, 2023 Page 2
cc:       Darren DeStefano
FirstName LastName